EXHIBIT 12

Ratio of Earnings to Fixed Charges

(In Thousands of Dollars)	2013	2012	2011	2010	2009
Fixed charges
Interest expensed and capitalized	$6,174	$8,374	$12,972	$20,890	$25,939

Preference dividends
Preferred dividend	389	1,232	1,650	1,650	1,513
Divided by 1 - tax rate	0.66	0.66	0.66	0.66	0.66
Preference dividend cost	589	1,867	2,500	2,500	2,292
Total fixed charges and preferred dividends	6,763	10,241	15,472	23,390	28,231

Less: Interest on deposits	(4,891)	(6,626)	(10,891)	(15,733)	(18,841)
Total fixed charges and preferred dividends excluding interest on deposits	$1,872	$3,615	$4,581	$7,657	$9,390

Earnings
Pre-tax income	$17,368	$14,790	$7,457	$5,275	$3,735
Add: Fixed charges and preferred dividends	6,763	10,241	15,472	23,390	28,231
Total earnings	24,131	25,031	22,929	28,665	31,966

Less: Interest on deposits	(4,891)	(6,626)	(10,891)	(15,733)	(18,841)
Total earnings less interest on deposits	$19,240	$18,405	$12,038	$12,932	$13,125

Ratio of earnings to fixed charges
Including interest on deposits	3.57x	2.44x	1.48x	1.23x	1.13x
Excluding interest on deposits	10.28x	5.09x	2.63x	1.69x	1.40x